June 13, 2019

VIA EDGAR & FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                   Barbara Jacobs

Re:                            Linx S.A.
Amendment No.1 to the Registration Statement on Form F-1 Filed on May 29, 2019
CIK No. 0001770883

Dear Ms. Jacobs:

On behalf of our client, Linx S.A., a company organized under the laws of Brazil (the “Company”), we publicly file herewith Amendment No.1 (the “F-1 Amendment”)  amending the registration statement on Form F-1 publicly filed on May 29, 2019 (the “Registration Statement”) which amended the first amendment (“Amendment No. 1”) to the draft registration statement on Form F-1 (the “Draft Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  The Draft Registration Statement was confidentially submitted to the Commission on March 29, 2019 and Amendment No. 1 was confidentially submitted to the Commission on May 10, 2019.  In this letter, we set forth the Company’s response to the oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the Commission that were communicated pursuant to a telephonic conversation on June 7, 2019.

Furthermore, the Company respectfully clarifies that the F-1 Amendment has been updated to reflect certain minor amendments made to the Brazilian offering documents pursuant to comments received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

We are providing by overnight delivery a courtesy package that includes four copies of the F-1 Amendment, two of which have been marked to reflect revisions from the Registration Statement publicly filed in May 29, 2019 as well as copy of this letter.

1.              Representation from the Company in our response cover letter stating that it does not anticipate a substantial deviation to the final price of the ADS compared to the B3 closing price of the trading session prior to the pricing date of the global offering.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it does not anticipate a substantial deviation to the final price of the ADS compared to the B3 price of the trading session prior to the pricing date of the global offering.

* * *

The Company would be grateful if the Staff provided any comments to the F-1 Amendment at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:                                Alberto Menache, Chief Executive Officer, Linx S.A.